UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Press Release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: July 29, 2011

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited 2011 Second Quarter Results

Q2 revenues up 48.5% year over year

Q2 net income up 30.5% year over year

Q2 non-GAAP net income up 28.0% year over year

BEIJING, July 27, 2011 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

-	Revenues in the second quarter of 2011 grew 48.5% year over year to $67.3 million

-	Revenues for Charm’s advertising agency business grew 14.4% year over year to $6.2 million in the second quarter of 2011

-	Revenues for Charm’s media investment management business grew 52.9% year over year to $60.0 million in the second quarter of 2011

-	Revenues for Charm’s branding and identity services business grew 64.6% year over year to $1.6 million in the second quarter of 2011

-	Gross profit for the second quarter of 2011 grew 22.3% year over year to $18.6 million

-	Net income for the second quarter of 2011 grew 30.5% year over year to $11.0 million

-	Non-GAAP net income, which excludes share-based compensation expenses and impairment on investments, grew 28.0% year over year to $11.7 million in the second quarter of 2011

-	Basic net income per ADS for the second quarter of 2011 was $0.28, compared to $0.23 for the second quarter of 2010 and $0.20 for the first quarter of 2011

-	Cash flow from operations was positive for the second quarter of 2011, with cash and cash equivalents of $132.4 million as of June 30, 2011

-	In the second quarter of 2011, Charm added 3 new advertising client accounts to its agency business, bringing total agency accounts for 2011 to 143

-	In the second quarter of 2011, Charm’s principal media business had 290 advertisers, compared to 264 advertisers in the second quarter of 2010

-	Charm had 580 employees as of June 30, 2011, compared to 560 as of March 31, 2011

“In the second quarter of 2011, we continued to execute on our company strategies and gained additional market share,” said Mr. He Dang, founder, chairman and chief executive officer of Charm. “We achieved solid growth, secured key client wins, and expanded our product offerings in the digital space.”

Mr. Dang continued, “As media prices rise across the advertising industry, we see clients continuing to move toward integrated media solutions with increased focus on targeting and effectiveness, and we have been able to extend our integrated service capabilities by leveraging our core strength in television advertising, which still accounts for more than 60% of all advertising spending in China. We seek to protect our core competitiveness by maintaining our number one position with China’s largest television network, CCTV, and by growing our television related inventory at a healthy rate.”

Mr. Dang concluded, “To meet our clients’ needs for integrated traditional and digital campaigns, we have also strengthened our service offerings through a combination of impressive organic growth at Charm Interactive, the strategic acquisition of ClickPro, and our continued partnership with Aegis Media in forming a joint-digital trading platform.”

Mr. Wei Zhou, Charm’s chief financial officer, added, “We made solid progress in executing our integrated media strategy in the second quarter as internet advertising agency revenues increased to 13% of total advertising agency revenues, as compared to approximately 5% for the full year 2010. We also made good headway at Hubei Provincial Economic TV during the quarter, as we ramped up sales operations and achieved profitability. This success demonstrates our ability to take on new media and reinforces the applicability of our media investment strategy across various television channels and programs. We will continue to implement our strategic initiatives to deliver long-term growth for our shareholders.”

Second Quarter 2011 Results

Turnover (non-GAAP)

	41,015,064	41,015,064	41,015,064	41,015,064	41,015,064
US$ mm	2Q11	2Q10	1Q11	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$201.3	$150.9	$198.2	33.3%	1.5%
Advertising agency	$141.7	$112.0	$144.2	26.5%	-1.7%
Media investment management	$59.6	$39.0	$54.0	52.9%	10.2%
Branding and identity services	—	—	—	—	—

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 33.3% year-over-year increase in total turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients. The 1.5% quarter-over-quarter increase in turnover was largely attributed to a stronger demand from clients on media investment resources in the second quarter of 2011 due to seasonal factors.

The 26.5% year-over-year increase in advertising agency business, or agency business, turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 1.7% quarter-over-quarter decrease in turnover was mainly attributed to a slight decrease in demand from clients in the second quarter of 2011 due to seasonal factors, and was also partly attributed to the suspension of advertising placement by a Vizeum client in Japan after the earthquake there. In the second quarter of 2011, Charm provided advertising agency services to 143 advertising client accounts, three of which were acquired in the second quarter of 2011.

The revenue extraction rate, which is defined as revenue divided by turnover, was 4.4% for the agency business, compared to 4.8% for the second quarter of 2010 and 4.9% for the first quarter of 2011. The slight decrease in the extraction rate is mainly due to the Company’s competitive pricing strategy when acquiring new clients to increase market share. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive. The revenue extraction rate would have been 5.5% for the second quarter of 2011, as compared to 5.5% for the second quarter of 2010 and 6.0% for the first quarter of 2011, had the Company included the commission from Charm Advertising clients for advertising placements on Shangxing Media’s resources. The inter-business unit commission charge assumes a fair market rate based on an arm’s length transaction.

The 52.9% year-over-year turnover increase (equivalent to GAAP revenue) in the media investment management business, or principal media business which operates under the Shangxing Media brand, was mainly due to the addition of Hubei Provincial Economic TV. Compared with the first quarter of 2011, the 10.2% increase was mainly due to the ramp up of Hubei Provincial Economic TV revenue and stronger demand from clients on Dongfang and Tianjin Satellite Channels due to seasonal factors. For the second quarter of 2011, Charm had 290 advertisers for its principal media business, compared with 264 advertisers for the second quarter of 2010.

Revenues

	41,015,064	41,015,064	41,015,064	41,015,064	41,015,064
US$ mm	2Q11	2Q10	1Q11	Y-o-Y %	Q-o-Q%
Total revenues	$67.3	$45.3	$62.3	48.5%	8.0%
Advertising agency	$6.2	$5.4	$7.1	14.4%	-13.3%
Media investment management	$59.6	$39.0	$54.0	52.9%	10.2%
Branding and identity services	$1.6	$0.9	$1.1	64.6%	39.0%

The increases or decrease in agency and principal media business revenues are consistent with the changes in turnover, while the quarter-over-quarter increases in branding and identity services were primarily due to more client demand for branding and creative services as well as internet public relations related services in the second quarter of 2011.

Gross Profit

	41,015,05,	41,015,05,	41,015,05,	41,015,05,	41,015,05,
US$ mm	2Q11	2Q10	1Q11	Y-o-Y %	Q-o-Q%
Cost of revenues	$48.7	$30.1	$47.4	61.8%	2.7%
Gross profit	$18.6	$15.2	$14.8	22.3%	25.2%
Gross margin	27.6%	33.5%	23.8%

Charm mainly attributes the increase in cost of revenues to the addition of Hubei Provincial Economic TV and an increase in TV media costs for the two satellite channels and four CCTV programs. The year-over-year gross margin decrease is mainly due to the addition of Beijing Gehua Cable TV Network and Hubei Provincial Economic TV, which commenced operations in 2011 and is still in its ramp-up phase.

Operating Profit

	41,015,064	41,015,064	41,015,064	41,015,064	41,015,064
US$ mm	2Q11	2Q10	1Q11	Y-o-Y %	Q-o-Q%
Total operating expenses	$7.7	$6.4	$6.8	20.7%	14.2%
Selling and marketing	$5.8	$4.8	$5.0	19.9%	15.4%
General and administrative	$2.0	$1.6	$1.8	23.1%	10.9%
Operating profit	$10.9	$8.8	$8.1	23.5%	34.5%

The 19.9% year-over-year increase in selling and marketing expenses compared with the second quarter of 2010 was primarily due to increased headcount at Charm Interactive. Selling and marketing expenses represented 8.6% of the Company’s total revenues for the second quarter of 2011, compared to 10.6% for the second quarter of 2010 and 8.0% for the first quarter of 2011.

General and administrative expenses in the second quarter of 2011 grew 23.1% year-over-year and 10.9% quarter-over-quarter to $2.0 million, which is consistent with our continuous investment in infrastructure to support our long-term growth.

Net Income

	41,015,064	41,015,064	41,015,064	41,015,064	41,015,064
US$ mm	2Q11	2Q10	1Q11	Y-o-Y %	Q-o-Q%
Non-GAAP Net income*	$11.7	$9.1	$8.9	28.0%	31.9%
Net income	$11.0	$8.4	$8.2	30.5%	33.9%
Basic net income per ADS (US$)	$0.28	$0.23	$0.20
Fully diluted net income per ADS (US$)	$0.26	$0.22	$0.19

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

Each ADS represents two common shares. The weighted average shares used in computation of basic net income per ADS for the second quarter of 2011 is 39,160,113. As of June 30, 2011, 39,178,612 ADS were issued and outstanding.

Cash Flows and Cash Position

Cash flow from operations for the second quarter of 2011 was positive. As of June 30, 2011, the Company had cash and cash equivalents of $132.4 million compared to $130.5 million at the end of the first quarter of 2011.

Employee Headcount

As of June 30, 2011, the Company had 580 employees, compared to 560 employees as of March 31, 2011.

Recent Business Developments

On May 16, 2011, Charm was named Lashou.com’s public relations and media agency. The account for Lashou, one of China’s largest domestic group-buying websites, will be jointly serviced by Charm Interactive and Vizeum.

On June 13, 2011, Charm established a joint digital media trading platform with Aegis Media China (“Aegis Media”), the international 4A advertising group. The new platform allows Charm and Aegis Media to consolidate their buying and negotiation activities to gain better scale in China’s advertising market, thereby boosting the companies’ buying power and increasing the efficiency of digital media investment for clients. The joint trading platform is an extension of Charm’s existing partnership with Aegis Media, by which Charm operates the “Vizeum” brand in China.

On June 14, 2011, Charm announced it had entered into an agreement to acquire a 60% stake in privately-held ClickPro (www.clickpro.cn), a leading Chinese performance and search engine marketing (“SEM”) firm with proprietary technology and full-service capabilities, through an all-cash transaction expected to close in the third quarter of 2011. The newly acquired group will strengthen Charm’s performance marketing platform by integrating with Charm’s existing search and performance marketing business, which operates under Charm’s digital marketing agency Charm Interactive, to form Charm’s fourth major brand, Charm Click.

On July 12, 2011, Charm announced it had won Zhongpin Inc.’s brand and communications account. Zhongpin, Inc. (Nasdaq: HOGS) is a meat and food processing company that specializes in pork and pork products, and fruits and vegetables in China. The company is a leading enterprise in developing nationally recognized, high-quality meats and food products through a brand image that appeals to the new, Chinese middle-class lifestyle. The company was ranked the sixth largest producer in the national meat industry in terms of revenue in 2005. Its customers include Wal-Mart, Metro, KFC, Carrefour, and McDonalds.

Business Outlook

US$ mm	3Q11E
Total revenues	$69.0 to $70.5
Non-GAAP net income*	$13.75 to $14.25

*	The Company’s non-GAAP net income excludes share-based compensation expenses and impairments on investments.

The Company bases these estimates on a foreign exchange rate of RMB6.50 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income,” which is defined as GAAP net income excluding stock-based compensation expenses and impairment on investments.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income.” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong Time) on Thursday, July 28, 2011.

Dial-in details for the conference call are as follows:

U.S. / International:	+1-617-597-5326
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672
Passcode:	77007145

A replay of the call will be available from 11 a.m. July 28, 2011 until 11 a.m. August 4, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+1-617-801-6888
Passcode:	94614616

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with premium national television channels, which include not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a consolidated joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. In October 2010, Charm also entered into agreement to establish a joint venture with Wasu Digital Group to operate all advertising-related businesses across Wasu’s IPTV, 3G mobile TV and broadband TV network platforms. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

IR Department

Charm Communications Inc.

Phone: +86-10-6581-3885

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Jun-11 (Unaudited)	31-Mar-11 (Unaudited)	31-Dec-10 (Audited)
ASSETS
Current Assets
Cash and cash equivalents	132,410	130,509	123,320
Notes receivable	4,387	14,292	15,323
Prepaid expenses	56,063	63,736	63,680
Deposits	27,829	27,922	28,409
Accounts receivable	77,746	62,913	49,746
Amount due from related parties	6,155	2,159	2,485
Other current assets	2,624	2,677	1,587

Total current assets	307,214	304,208	284,550

Fixed assets, net	1,972	1,981	2,082
Investments under equity method	1,369	—	—

Total non-current assets	3,341	1,981	2,082

TOTAL ASSETS	310,555	306,189	286,632

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable (of which 1,570, 5,834 and 9,012, as of June 30, 2011, March 31, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	32,859	29,978	19,341
Amounts due to related parties (of which nil as of June 30, 2011, March 31, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	3,939	3,561	4,701
Advances from customers (of which 10,607, 3,462 and 3,083 as of June 30, 2011, March 31, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	54,683	61,744	57,970
Accrued expenses and other current liabilities (of which 7,981, 9,296 and 14,843, as of June 30, 2011, March 31, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	14,582	14,586	18,516
Dividends payable (of which nil as of June 30m 2011, March 31, 2011 and December 31, 2010 of the consolidated VIE without recourse to the Company, respectively)	—	5,875	5,829

Total current liabilities	106,063	115,744	106,357

Total liabilities	106,063	115,744	106,357

Equity:
Charm Communications Inc.’s equity

Ordinary shares	8	8	8
Additional paid-in capital	116,821	115,983	115,288
Retained earnings	78,456	67,657	59,783
Accumulated other comprehensive income	7,867	5,611	4,319

Total Charm Communications Inc. shareholders’ equity	203,152	189,259	179,398

Non-controlling interest	1,340	1,186	877

Total equity	204,492	190,445	180,275

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE
PREFERRED SHARES, REDEEMABLE ORDINARY

SHARES AND EQUITY	310,555	306,189	286,632

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	June 30, 2011	June 30, 2010	March 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	59,568	38,971	54,046
Advertising agency	6,165	5,387	7,113
Branding and identity services	1,551	942	1,116

Total revenues	67,284	45,300	62,275

Cost of revenues:
Media investment management	47,012	29,060	46,007
Advertising agency	716	612	816
Branding and identity services	972	432	611

Total cost of revenues:	48,700	30,104	47,434

Gross profit	18,584	15,196	14,841

Operating expenses:
Selling and marketing expenses	5,776	4,817	5,007
General and administrative expenses	1,966	1,597	1,773
Total operating expenses	7,742	6,414	6,780

Gain from equity method investees	44

Operating profit	10,886	8,782	8,061

Interest income	644	251	553
Interest expenses	—	-200	—

Income before income tax expense	11,530	8,833	8,614
Income tax expense	577	442	431

Net income	10,953	8,391	8,183

Net income attributable to noncontrolling interest	154	92	309
Net income attributable to Charm Communications Inc.	10,799	8,299	7,874

Accretion of Series A convertible redeemable preferred shares	—	231	—
Net income(loss) attributable to ordinary shareholders	10,799	8,068	7,874

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.28	0.23	0.20
Diluted	0.26	0.22	0.19
Shares used in computation of net income(loss) per ADS:
Basic	39,160,113	34,647,811	39,135,833
Diluted	41,015,064	36,044,209	40,911,713
Notes:
(1) Share-based compensation expenses during the period included in:
Cost of revenues	1	2	1
Selling and marketing expenses	450	340	422
General and administrative expenses	277	390	250

Total	728	732	673

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	June 30, 2011	June 30, 2010	March 31, 2011
Net income	10,953	8,391	8,183
Add back share-based compensation expenses during the related periods	728	732	673
Add back impairment on investments	—	—	—

Non-GAAP net income	11,681	9,123	8,856

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues: (Amounts in thousands of U.S. dollars)

	For the three months ended,
	June 30, 2011	June 30, 2010	March 31, 2011
Turnover (non-GAAP):
Media investment management	59,568	38,971	54,046
Advertising agency	141,690	111,978	144,159
Branding and identity services	N/A	N/A	N/A

Total turnover	201,258	150,949	198,205

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	4.4%	4.8%	4.9%
Branding and identity services	N/A	N/A	N/A

US GAAP Revenue:
Media investment management	59,568	38,971	54,046
Advertising agency	6,165	5,387	7,113
Branding and identity services	1,551	942	1,116

Total revenue	67,284	45,300	62,275